Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods ended, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	Successor Company	Predecessor Company
	February 1, 2015	January 1, 2015	For The Nine
	to	to	Months ended	For The Year Ended December 31,
	September 30, 2015	January 31, 2015	September 30, 2014	2014	2013	2012	2011	2010
Ratio of Consolidated Earnings to Fixed Charges (1)	1.2	2.5	1.7	1.8	1.4	1.4	1.4	1.3
Ratio of Consolidated Earnings to Fixed Charges
Before Interest Credited on Investment Products (2)	2.8	13.9	6.6	7.0	4.7	5.8	6.1	5.5

(1)             The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP).   The formula for this ratio is: (BT+I+IP)(I+IP). The Company continues to sell investment products that credit interest to the contract holder.  Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies.  The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increase in earnings.

(2)             The Company calculates the ratio of “Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I).  The formula for this calculation, therefore, would be: (BT+I)/I.

Computation of Consolidated Earnings Ratios

	Successor
	Company	Predecessor Company
	February 1, 2015	January 1, 2015	For The Nine
	to	to	Months Ended	For The Year Ended December 31,
	September 30, 2015	January 31, 2015	September 30, 2014	2014	2013	2012	2011	2010
		(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income (loss) from Continuing Operations before Income Tax	$145,090	$132,847	$508,346	$738,789	$422,499	$459,579	$475,275	$333,176
Add Interest Expense (1)	79,413	10,265	90,811	122,152	115,113	95,759	93,797	73,841
Add Interest Credited on Investment Products	521,760	79,088	663,117	824,418	875,180	962,678	993,574	972,806
Earnings before Interest, Interest Credited on Investment Products and Taxes	$746,263	$222,200	$1,262,274	$1,685,359	$1,412,792	$1,518,016	$1,562,646	$1,379,823
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.2	2.5	1.7	1.8	1.4	1.4	1.4	1.3
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income (loss) from Continuing Operations before Income Tax	$145,090	$132,847	$508,346	$738,789	$422,499	$459,579	$475,275	$333,176
Add Interest Expense (1)	79,413	10,265	90,811	122,152	115,113	95,759	93,797	73,841
Earnings before Interest and Taxes	$224,503	$143,112	$599,157	$860,941	$537,612	$555,338	$569,072	$407,017
Earnings before Interest and Taxes Divided by Interest Expense	2.8	13.9	6.6	7.0	4.7	5.8	6.1	5.5

(1)Interest expense primarily relates to interest on our non-recourse funding obligations.